EXHIBIT 99.2

                             FOR IMMEDIATE RELEASE

CONTACTS:
MEDIA                    INVESTORS
Robert W. Stewart        Michael S. Kraft
703-762-5175             703-762-5359
888-894-7812             800-981-5994

TELIGENT REPORTS THIRD QUARTER REVENUE OF $10.3M; TOPS 1999
  TARGET OF 75,000 INSTALLED LINES

    VIENNA, VA., November 9, 1999 - Teligent, an integrated communications company, today reported revenue of more than $10.3 million for the three months ending September 30, up 160 percent from the $4 million in revenue recorded in the second quarter of 1999.

    The company also said that it beat by three months its target of installing 75,000 customer lines by year-end. Teligent installed nearly 40,000 new customer lines in the third quarter, bringing the cumulative number of lines installed to more than 76,000 as of September 30.

    Launching its first ten markets just one year ago, Teligent today offers local, long distance and high-speed Internet services in 34 markets throughout the United States. The company last week announced that it has raised $500 million in new capital from an investment group led by Microsoft Corporation and Hicks, Muse, Tate & Furst Incorporated, enabling Teligent to finance its core operations into 2001 and begin an international expansion.

CUSTOMER BASE GROWS 110 PERCENT

    Teligent ended the third quarter with more than 7,500 customers, up more than 110 percent from the customer base at the end of the second quarter. During the third quarter, the company increased by 40 percent the number of buildings connected to its local SmartWave(R) communications networks, bringing the total number of "on-net" buildings to 2,124.

    Teligent added more than 1,500 buildings to its portfolio of properties under lease or option, raising the total number of leased or optioned buildings by 35 percent to 5,765, as of September 30. The company grew to 2,625 employees, up 17 percent from the second quarter. During the third quarter, Teligent also expanded its profile internationally, winning the rights to fixed wireless radio spectrum in 36 markets in Germany.

    "The past few months have been very exciting for Teligent," said Chairman and Chief Executive Officer Alex J. Mandl. "We rapidly expanded our SmartWave(R) voice and data networks throughout the United States, adding thousands of new customers, lines and buildings. And we began our international expansion in earnest, winning spectrum in Germany and laying the groundwork in other countries.

    "We're very pleased by the decision by Microsoft, Hicks Muse, Chase Capital Partners, DB Capital Partners and Olympus Partners to invest $500 million in Teligent. This new investment represents a strong endorsement of our strategy, our technology, our team and our ability to execute in this very competitive marketplace. With this additional capital, our business operations are funded into 2001," Mandl added.

    During the third quarter, Teligent launched local and long distance voice services and high-speed data services in three additional markets - Phoenix, Detroit, Indianapolis - bringing to 31 the number of markets in service on September 30. The company launched three more markets - Charlotte, Nashville and Portland, Ore. - last month. Together, the 34 markets in which Teligent now offers service include the nation's largest business centers and comprise more than 520 cities and towns with a combined population of 93 million. By year-end, the company expects to offer service in 40 markets with a combined population of 100 million.

    Teligent's continuing expansion and investment in the construction of its local communications networks resulted in a net loss of $144 million for the third quarter compared to $123 million for the second quarter. Capital expenditures for the third quarter were $46 million, up from $35 million in the second quarter. As of September 30, the company reported available cash and cash equivalents of $227 million, compared with $386 million as of June 30.

RAPID NETWORK BUILDOUT

    "We're building our own network facilities at a rate that is virtually unprecedented for a new communications company that has been offering service for just one year," said Teligent Senior Vice President and Chief Financial Officer Abraham L. Morris.

    The strong results the company posted on installing lines, adding customers and leasing buildings were mirrored by robust sales growth, said Teligent President and Chief Operating Officer Kirby G. Pickle, Jr.

    Sales, measured in dollars, were up nearly 50 percent over the second quarter. More than half of Teligent's new customers ordered local service, and more than 40 percent requested a bundle that includes some combination of local, long distance and data services. Sales productivity continued to improve, Pickle added, as sales dollars per representative per month climbed 15 percent in the third quarter compared with the second quarter.

    "Teligent's core message of bigger bandwidth and higher savings for small and mid-sized businesses remains very attractive to customers," Pickle said.

    "Ramping to 75,000 installed lines in just a year affords us a great opportunity to sell more services to more customers as we move into next year. We met our 1999 line target a full quarter ahead of schedule, and I'm very confident we'll meet or exceed our 1999 targets for 10,000 customers, 6,000 buildings with leases or options and 3,000 `on-net' buildings," Pickle said.

    "Our strong performance on sales, line installation, customer activation and building leasing demonstrate that we are successfully scaling our business to meet the challenges that we face as a very fast-growing company," Pickle added. "These results underscore our success in shortening the provisioning process as we continue to fine-tune our technology."

    In the third quarter, the number of "on-net" buildings with fixed wireless installations - both point-to-point and point-to-multipoint - increased to 915. The number of buildings with wireline installations grew to 1,209, bringing the total number of "on-net" buildings to 2,124.

INTEGRATED NETWORK ARCHITECTURE

    Teligent's local communications networks represent the marriage of the latest advances in high-frequency microwave technology with traditional broadband wireline equipment. The integration of these technologies enables Teligent to increase its local network efficiency and significantly lower network costs.

    Teligent delivers its fixed wireless service by installing small antennas on roofs of customer buildings. When a customer picks up a telephone, accesses the Internet or activates a videoconference, the signal travels over inside wiring to Teligent's indoor electronics cabinet and from there to the rooftop antenna. The antenna then relays the voice, data or video signals, which are carried over an ATM platform, to a Teligent base station antenna.

    The base station gathers signals from a cluster of surrounding customer buildings, aggregates the signals and then routes them to a Teligent broadband switching center. At the switching center, Teligent uses ATM switches and data routers along with Nortel DMS switches to hand off the traffic to other networks
- the public circuit-switched voice network, the packet-switched Internet, and private data networks.

    Based in Vienna, Va., Teligent, Inc. (NASDAQ: TGNT) is a full-service, integrated communications company that is offering small and medium-sized business customers local, long distance, high-speed data and dedicated Internet services over its digital SmartWave(R) local networks in 34 major markets.

FOR MORE INFORMATION, VISIT THE TELIGENT WEBSITE AT: WWW.TELIGENT.COM

TELIGENT AND SMARTWAVE ARE TRADEMARKS OF TELIGENT, INC.

EXCEPT FOR ANY HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS PRESS RELEASE CONTAIN FORWARD-LOOKING STATEMENTS THAT REFLECT THE COMPANY'S CURRENT VIEWS REGARDING FUTURE EVENTS. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD AFFECT THE COMPANY'S GROWTH, OPERATIONS, MARKETS, PRODUCTS AND SERVICES. THE COMPANY CANNOT BE SURE THAT ANY OF ITS EXPECTATIONS WILL BE REALIZED. FACTORS THAT MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENT TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY ITS FORWARD LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION: 1) THE COMPANY'S PACE OF ENTRY INTO NEW MARKETS; 2) THE TIME AND EXPENSE REQUIRED TO BUILD THE COMPANY'S PLANNED NETWORK AND ISP INFRASTRUCTURE; 3) THE IMPACT OF CHANGES IN TELECOMMUNICATIONS LAWS AND REGULATIONS; 4) GENERAL ECONOMIC AND COMPETITIVE CONDITIONS; 5) TECHNOLOGICAL DEVELOPMENTS; 6) OTHER FACTORS DISCUSSED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


FINANCIAL TABLES FOLLOW

                                 TELIGENT, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE, SHARE AMOUNTS, AND NUMBER OF EMPLOYEES)
                                  (Unaudited)

                                      THREE MONTHS ENDED     NINE MONTHS ENDED
                                         SEPTEMBER 30,         SEPTEMBER 30,
                                        1999      1998 (1)    1999     1998 (1)
                                     ---------- ---------- ---------- ----------
REVENUES:
  Communications services            $  10,320   $    240  $  15,805  $     480

COSTS AND EXPENSES:
  Cost of services                      57,123     24,657    135,373     49,945
  Sales, general and administrative
    expenses                            56,545     32,399    151,779     75,311
Stock-based and other noncash
    compensation                         7,830      7,998     23,631     24,141
Depreciation and amortization expense   12,821      3,389     30,304      7,042
                                     ---------- ---------- ---------- ----------
     Total costs and expenses          134,319     68,443    341,087    156,439
                                     ---------- ---------- ---------- ----------
Loss from operations                  (123,999)   (68,203)  (325,282)  (155,959)

Interest income and other                4,607      8,971     13,980     27,029
Interest expense                       (24,248)   (19,314)   (63,923)   (47,310)
                                     ---------- ---------- ---------- ----------
Net loss before provision for
  income taxes                        (143,640)   (78,546)  (375,225)  (176,240)
                                     ---------- ---------- ---------- ----------
Provision for income taxes                   -          -          -          -
                                     ---------- ---------- ---------- ----------
Net loss                             $(143,640)  $(78,546) $(375,225) $(176,240)
                                     ========== ========== ========== ==========
Net loss per share                   $   (2.66)  $  (1.49) $   (7.06) $   (3.35)
                                     ========== ========== ========== ==========
Weighted average common shares
  outstanding                        54,013,338 52,593,191 53,177,175 52,589,921

SELECTED FINANCIAL AND OTHER DATA:

                                      THREE MONTHS ENDED     NINE MONTHS ENDED
                                         SEPTEMBER 30,         SEPTEMBER 30,
                                        1999      1998 (1)    1999     1998 (1)
                                     ---------- ---------- ---------- ----------

EBITDA (2)                           $(103,348) $ (56,817) $(271,347) $(124,776)
Cash used in operations               (123,890)   (29,138)  (307,302)   (83,122)
Total capital expenditures              46,255     45,778    137,730    111,149

                                       SEPTEMBER 30, 1999 SEPTEMBER 30, 1998 (1)
                                       ------------------ ----------------------
Cash and cash equivalents                      $ 227,465              $ 509,478
Total assets                                     701,616                797,385
Total stockholder's (deficit) equity            (300,382)               120,543

Number of employees                                2,625                  1,133


(1) Certain amounts in prior year financial statements have been reclassified to conform to the current year's presentation.

(2) EBITDA (earnings before interest, taxes, depreciation and amortization) excludes charges for stock-based and other non-cash compensation